FOR IMMEDIATE RELEASE

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Fern Lazar/David Carey
Lazar Partners Ltd.
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GIVEN IMAGING ANNOUNCES INSCOPE
COOPERATION AGREEMENT TO END

- Company to record income of approximately $26 million over the next three quarters -

YOQNEAM, Israel, November 8, 2007 - Given Imaging Ltd. (NASDAQ: GIVN) today announced that InScope, a division of Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, has ended its agreement to market and sell Given Imaging’s PillCam® ESO in the U.S. Ethicon Endo-Surgery cited a shift in its strategic priorities within gastroenterology and other areas as the reason for ending the relationship.

InScope will pay Given Imaging $7.6 million in fees associated with the termination. InScope will continue to support reimbursement activities for PillCam ESO and maintain its market development field force for up to six months. InScope has also agreed to continue to fund ongoing clinical trials associated with esophageal diseases.

“With the release of PillCam ESO 2, the improved ingestion procedure, a growing body of positive clinical data and reimbursement coverage momentum, we are confident about PillCam ESO’s potential,” said Homi Shamir, president and CEO of Given Imaging. “At the start of this year, Given and InScope adjusted the way we worked together in the field and, as a result, our U.S. sales and marketing teams have worked side-by-side with InScope's market development group to educate gastroenterologists and hepatologists. We are, therefore, well positioned to assume full sales and marketing responsibility now.  I would like to thank InScope for being an excellent partner for PillCam ESO product over the last three years.”

As a result, the company will record income of approximately $13.5 million in the fourth quarter of 2007 and additional income of approximately $12.5 million during the first two quarters of 2008.

The original agreement was signed in May of 2004. Given Imaging received FDA clearance for PillCam ESO in 2004 and for PillCam ESO2, the next generation of the capsule endoscope, in 2007.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam® Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has a number of available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; the Agile™ patency capsule to determine the free passage of the PillCam capsule in the GI tract and the PillCam COLON video capsule to visualize the colon that has been cleared for marketing in the European Union, and is pending clearance with the United States Food and Drug Administration. More than 600,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam Colon (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) the reimbursement policies for our product from healthcare payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors", "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2006. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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